GILAX, CORP.

42A Krygina Street, Suite 133

Vladivostok, Russia 690065

October 16, 2012

Ms. Sherry Haywood

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Gilax, Corp.

       Registration Statement on Form S-1

       Filed September 10, 2012

       File No. 333-183797

Dear Ms. Sherry Haywood:

Further to your letter dated October 4, 2012, concerning the deficiencies in Form S-1 filed on September 10, 2012, we provide the following responses:

General

1. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan, no apparent operations and no products. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

Response:  We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended, defines the term “blank check company” to mean any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is distribution of wooden (Pinus Sylvestris) railway ties in North America. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity:

Gilax, Corp. is not a Blank Check company. We have no any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

Prospectus Cover Page

2. Please delete the last sentence in the Prospectus Subject to Completion legend, “[t]here is no minimum purchase requirement for the offering to proceed.”

Response:  We have deleted the last sentence in the Prospectus Subject to Completion legend.

3. Please disclose any arrangements to place the funds in an escrow, trust or similar account or the lack of these arrangements pursuant to Item 501(b)(8)(iii) of Regulation S-K.

Response:  We have disclosed the lack of any arrangements to place the funds in an escrow, trust or similar account:

We have not made any arrangements to place funds in an escrow, trust or similar account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay the creditors.

4. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We do not have any written materials or research reports about us that are published or distributed.

Prospectus

5. Please expand upon your disclosures to clarify whether DalLes, Ltd is a related party.

Response: We have expanded upon our disclosures to clarify that DalLes, Ltd is not a related party.

Prospectus Summary, page 5

6. We note disclosure that you are discussing the supply of wooden railway ties with potential customers. Please reconcile this disclosure with the disclosure in the risk factor “If we do not attract customers . . .” on page 8 that you have not identified any customers.

Response: We have reconciled the disclosure in the risk factor as follows:

IF OUR POTENTIAL CUSTOMERS DO NOT START BUYING OUR RAILWAY TIES, WE WILL NOT MAKE A PROFIT, WHICH ULTIMATELY WILL RESULT IN A CESSATION OF OPERATIONS.

We are currently in discussing the supply of railway ties with potential customers. However, we cannot guarantee that they will start to buy our railway ties.  Even if they start buying, there is no guarantee that we will generate a profit. If we cannot generate a profit, we will have to suspend or cease operations.  You are likely to lose your entire investment if we cannot sell our railway ties at prices which generate a profit.

Risk Factors, page 6

7. Please add a risk factor about Mr. Gilev’s lack of prior experience in selling the projects you propose to undertake.

Response: We have added a risk factor about Mr. Gilev’s lack of prior experience in selling the projects we propose to undertake:

BECAUSE OUR SOLE OFFICER AND DIRECTOR HAS NO EXPERIENCE IN THE RAILWAY TIES DISTRIBUTION INDUSTRY, OUR BUSINESS HAS A HIGH RISK OF FAILURE.

Our sole officer and director has no professional training or experience in the railway ties distribution industry. Mr. Gilev’s lack of experience will hinder our ability to start selling our railway ties and earn revenue. Consequently, our operations, earnings and ultimate financial success may suffer irreparable harm as a result.

Dilution, page 12

8. Please revise the last caption in the table presented on page 14 to reference the sale of one-third of shares sold rather than 50% of shares sold.

Response: We have revised the last caption in accordance with the comments of the Commission.

Description of Business, page 20

Product, page 21

9. Please tell us supplementally whether the information in the fifth and sixth sentences of the first paragraph and the chart on page 21 is widely available to the public. We may have additional comments upon review of your response.

Response: The information in the fifth and sixth sentences of the first paragraph on page 21 is widely available to the public and can be found on Wikipedia website. The chart on page 21 is also widely available to the public and can be found on Railway Tie Association website (http://www.rta.org)

Index to Financial Statements, page 30

10. Please include updated interim financial statements for the fiscal quarter ended July 31, 2012, and corresponding prior period. Refer to Rules 8-03 and 8-08 of Regulation S-X for guidance. Please update other areas of your Form S-1 for the interim period financial information.

 Response: We have included updated interim financial statements for the fiscal quarter ended July 31, 2012 and updated other areas of our Form S-1 for the interim period financial information.

Note 1 – Summary of Significant Accounting Policies, page 36

11. Please provide the disclosures required by ASC 855-10-50-1 regarding subsequent events.

Response: We have provided the disclosures required by ASC 855-10-50-1 regarding subsequent events.

Item 16. Exhibits

12. Please file your subscription agreement and include such agreement in the exhibit index.

Response: We have filed our subscription agreement and included such agreement in the exhibit index.

13. We note that your articles of incorporation and bylaws are filed as exhibits 3 and 3.1 but are listed in the exhibit index as exhibits 3.1 and 3.2. Please revise the exhibit index to reflect the correct exhibit number.

Response: We have filed our articles of incorporation and bylaws according to the exhibit index in our Amendment No1 to S-1 registration statement.

Legal Opinion, Exhibit 5.1

14. We note that the names of counsel and the notation of the asterisks on the top left hand side of the opinion are cut off. Please refile the legal opinion so that the information in the top left hand side is readable.

Response: We have refilled the legal opinion in accordance with the comments of the Commission.

Please direct any further comments or questions you may have to the company at gilaxcorp @gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Kevin A. Polis, Esq.

Zouvas Law Group, P.C.

2368 Second Ave.

San Diego, CA 92101

Tel. (619) 955-5161

Fax: (619) 795-6695

Email: kpolis@zouvaslaw.com

Thank you.

Sincerely,

/S/ Aleksandr Gilev

Aleksandr Gilev, President

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